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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 27 2011
REGISTRATIONS BRANCH
13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65479

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/10 (MM/DD/YY) AND ENDING 04/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MVision Private Equity Advisers USA LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Connaught House, 1-3 Mount Street
(No. and Street)

London (City) | United Kingdom (State) | W1K 3NB (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mounir Guen — 44 207 409 3663 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey and Pullen LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas, Suite 500 (Address) | New York (City) | NY (State) | 10036-2602 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 7/14

RW 7/15

OATH OR AFFIRMATION

I, Mounir Guen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MVision Private Equity Advisers USA LLC, as of April 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DE PINNA
35 PICCADILLY
LONDON
W1 I 0LJ
SCRIVENER NOTARIES

Subscribed and Sworn by Mounir Guen, known to me, at London, England, on 15th June 2011 Before me:

Signature

CEO
Title

Notary Public

D.N.L. FAWCETT
NOTARY PUBLIC
MY COMMISSION EXPIRES
WITH LIFE

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.(Bound under separate cover)
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

Independent Auditor's Report

To the Board of Directors
MVision Private Equity Advisers USA LLC
New York, New York

We have audited the accompanying statement of financial condition of MVision Private Equity Advisers USA LLC (the "Company"), a wholly owned subsidiary of MVision Private Equity Advisers Limited, as of April 30, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MVision Private Equity Advisers USA LLC as of April 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
June 22, 2011

MVision Private Equity Advisers USA LLC

Statement of Financial Condition
April 30, 2011

ASSETS	
Cash and Cash Equivalents	$ 6,935,274
Fees Receivable	5,192,242
Security Deposits	9,326
Prepaid Expenses	132,586
Prepaid Taxes	742,260
Fixed Assets (net of accumulated depreciation of $767,384)	1,200,615
Total assets	$ 14,212,303
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Deferred tax liability	$ 290,359
Payables to affiliates	670,827
Accrued expenses and other liabilities	3,201,846
Total liabilities	4,163,032
Stockholder's Equity:	
Common stock, par value $100 per share; 1,000,000 shares authorized; 750 shares issued and outstanding	75,000
Retained earnings	9,974,271
Total stockholder's equity	10,049,271
Total liabilities and stockholder's equity	$ 14,212,303

See Notes to Statement of Financial Condition.

Note 1. Summary of Significant Accounting Policies

Description of Business: MVision Private Equity Advisers USA LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware limited liability corporation that is a wholly owned subsidiary of MVision Private Equity Advisers Limited (the "Parent"). The Company is engaged in a single line of business as a broker-dealer raising capital for private equity firms and investment managers and providing related specialized financial services. The Company does not conduct any retail securities business, offer or hold customer accounts, nor does it hold or receive client or investor funds or securities. The Company is not a party to agreements between an investor and its private fund clients, does not make a market in any security, nor does it trade for its own account or for the account of any client (or investor) in any security.

Basis of Presentation: This financial statement is presented in accordance with accounting principles generally accepted in the United States of America.

This financial statement is presented in U.S. dollars. Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Use of Estimates: In presenting this financial statement, management makes estimates regarding certain matters that affect the reported amounts and disclosures in the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates.

Revenue Recognition: The Company earns revenue by charging a fee for raising capital for private equity firms and investment managers and for providing related specialized financial services. Approximately 72% of the placement fees earned during the year are from two fund managers.

Cash and Cash Equivalents: The Company considers all highly liquid debt investments with a maturity of three months or less when purchased to be cash equivalents.

Fees Receivable: These represent receivables from third parties.

Prepaid Expenses: The Company makes payments for certain expenses, such as insurance, in advance of the period in which it receives the benefit. These payments are classified as prepaid expenses and amortized over the respective period of benefit relating to the contractual arrangement.

Fixed Assets: Fixed assets are reported at cost, less accumulated depreciation and amortization determined under the straight-line method. They are depreciated over their estimated useful lives.

Liabilities: Accrued expenses consist primarily of accruals made for professional fees and compensation benefit expenses and payables to third parties.

Income Taxes: The Company accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Accounting for Income Taxes*. FASB ASC 740 requires that deferred taxes be established based upon the temporary differences between financial statement and income tax bases of assets and liabilities using the enacted statutory rates.

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Note 1. Summary of Significant Accounting Policies (Continued)

FASB ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold would be recorded as a tax liability in the current year. For the year ended April 30, 2011, management has determined that there are no uncertain tax positions.

Concentration of Credit Risk: The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses to date.

Note 2. Related Party Transactions

At April 30, 2011, the Company had an intercompany payable to the affiliated entity of $2,181,018 and an intercompany receivable from the Parent of $1,510,192 related to unsettled balances in connection with the Agreement. If the Company was unaffiliated, results of operations may be different.

There is a high level of integration of the Company's activities and operations with the Parent and affiliated entity and the accompanying financial statements are indicative of the Company's current financial condition and results of operations as part of that group.

Note 3. Commitments and Contingent Liabilities

The Company has an obligation under an operating lease with a 60-day notice period and an obligation under a noncancelable lease for office space expiring through June 2018. These leases contain provisions for escalations based on certain costs incurred by the lessor. The future aggregate minimum rentals under these leases are as follows:

Year ending April 30,	
2012	$ 362,279
2013	362,279
2014	389,499
2015	391,974
2016	391,974
Thereafter	816,613
	$ 2,714,618

Note 4. Employee Benefit Plans

The Company administers a 401(k) retirement and savings plan for eligible employees. The plan is a defined contribution plan that is funded through contributions by employees and the Company.

Note 5. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Act"). SEC Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At April 30, 2011, the Company had net capital of $871,807, which was $493,592 in excess of its required net capital of $378,215. The Company's ratio of aggregate indebtedness to net capital was 6.51 to 1.

Note 6. Income Taxes

A deferred tax liability has been reflected totaling $290,359 due to temporary differences. The temporary differences relate to the differences between the reported amounts of currency and fixed assets and their tax bases. The effective tax rate differs from the statutory rate due to state and local taxes and adjustments to prior-year estimates.

Note 7. Letter of Credit

The Company maintains a letter of credit in the amount of $362,279 as of April 30, 2011 to be utilized as the security deposit for the operating lease obligation. The letter of credit is secured by a cash account included in the statement of financial condition under cash and cash equivalents.

Note 8. Litigation

In April 2010, the Company was joined in an employment-related contractual dispute as a respondent. During the financial year, the Company reached a binding and final financial settlement.

Note 9. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through June 22, 2011, the date the financial statements were available to be issued.

MVision Private Equity Advisers USA LLC

Statement of Financial Condition

April 30, 2011

MVision Private Equity Advisers USA LLC

Statement of Financial Condition

April 30, 2011

Filed as PUBLIC information pursuant to RULE 17a-5(d) under the Securities Exchange Act of 1934.